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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36959

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cooper Malone McClain, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 E Kellogg, Ste 700 — 18637

(No. and Street)

Wichita	KS	67207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Cooper (316) 685-5777

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen Gibbs & Houlic, LC

(Name – *if individual, state last, first, middle name*)

301 N Main Ste 1700	Wichita	KS	67207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John K Cooper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cooper Malone McClain Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TAMMIE S. ISBELL
Notary Public - State of Kansas
My Appt. Expires 5-19-13

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended December 31, 2009 and 2008

TABLE OF CONTENTS



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the statements of financial condition of Cooper Malone McClain, Inc. as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cooper Malone McClain, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with auditing standards generally accepted in the United States of America.

Allen, Gibbs & Houlik, L.C.

February 19, 2010

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash	$ 8,750	$ 17,273
Deposit with clearing organization	301,154	146,285
Receivables:		
Commissions and interest	10,906	21,173
Employees and stockholders	4,321	6,153
Securities owned:		
Investment inventory, at market; cost $499,014 and $799,698, respectively	471,218	864,983
Company investments, at market; cost $236,846 and $393,125, respectively	219,500	198,544
Furniture and equipment, net of accumulated depreciation of $78,050 and $109,598	18,568	24,434
Other assets:		
Cash surrender value of life insurance	515,829	468,390
Other	22,185	20,029
	$ 1,572,431	$ 1,767,264

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
Note and margin payable, clearing organization	$ 521,694	$ 843,640
Payables:		
Clearing organization	11,055	8,715
Other liabilities	15,908	41,147
	548,657	893,502
Stockholders' equity:		
Common stock, par value $1 per share; authorized 1,000,000 shares, issued and outstanding 100,000 shares	100,000	100,000
Additional paid-in capital	350,157	350,157
Retained earnings	573,617	423,605
Total stockholders' equity	1,023,774	873,762
	$ 1,572,431	$ 1,767,264

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF OPERATIONS

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Trading commission income	**$ 394,713**	$ 440,569
Net trading gains (losses)	**508,366**	(12,422)
Interest income	**50,012**	114,956
Underwriting income	**566,365**	88,363
Fiscal advisory fees	**93,987**	143,223
Other	**83,070**	100,946
Unrealized gains (losses), securities owned	**84,153**	(8,360)
	1,780,666	867,275
Expenses:		
Salaries and commissions	**1,099,974**	859,490
General and administrative	**510,032**	615,206
Interest	**20,648**	72,109
	1,630,654	1,546,805
Net income (loss)	**$ 150,012**	$ (679,530)

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2009 and 2008

	Common Stock				
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2007	100,000	$ 100,000	$ 200,157	$ 1,118,135	$ 1,418,292
Capital contributions			150,000		150,000
Distributions to stockholders				(15,000)	(15,000)
Net loss				(679,530)	(679,530)
Balance, December 31, 2008	100,000	100,000	350,157	423,605	873,762
Net income				**150,012**	**150,012**
Balance, December 31, 2009	**100,000**	**$ 100,000**	**$ 350,157**	**$ 573,617**	**$ 1,023,774**

The accompanying notes are an integral part of these financial statements.

COOPER MALONE MCCLAIN, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net income (loss)	$ **150,012**	$ (679,530)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization	**6,535**	7,920
Loss on sale of furniture and equipment	**2,932**	781
Changes in operating assets and liabilities:		
Deposit with clearing organization	**(154,869)**	301,696
Receivables	**12,098**	27,813
Securities owned	**372,809**	1,241,593
Other assets	**(2,156)**	3,704
Payables:		
Clearing organization	**2,340**	3,135
Other liabilities	**(25,239)**	6,744
Net cash from operating activities	**364,462**	913,856
Cash flows from investing activities:		
Purchase of furniture and equipment	**(3,600)**	(4,421)
Net change in cash surrender value of life insurance	**(47,439)**	(48,791)
Net cash from investing activities	**(51,039)**	(53,212)
Cash flows from financing activities:		
Capital contributions	**--**	150,000
Distributions to stockholders	**--**	(15,000)
Net receipts on note and margin payable, clearing organization	**(321,946)**	(996,697)
Net cash from financing activities	**(321,946)**	(861,697)
Change in cash and cash equivalents	**(8,523)**	(1,053)
Cash and cash equivalents at beginning of year	**17,273**	18,326
Cash and cash equivalents at end of year	$ **8,750**	$ 17,273

The accompanying notes are an integral part of these financial statements.

1. BUSINESS OPERATIONS

Cooper Malone McClain, Inc. (Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is also a member of the Municipal Securities Rulemaking Board (MSRB), which makes rules regulating dealers who deal in municipal bonds, municipal notes, and other municipal securities.

The Company primarily offers investment banking services, which include services related to originating, underwriting, and distributing initial issues of securities, primarily in the state of Kansas. Additionally, the Company also purchases and sells securities in the secondary market.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Securities transactions, including trading commission income, net trading gains/losses, and unrealized gains and losses are recorded on the trade date. Fiscal fees and applicable expenses are recognized when all services are rendered and closing of the bond issue is assured. Interest income is recognized when earned.

Cash Equivalents – For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at date of purchase to be cash equivalents.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Receivables – Commissions and interest receivable are for securities transactions that have reached their settlement date and have not been deposited by the clearing organization into the Company's account. Employees and stockholders receivables consist of amounts due from related parties.

Securities Owned – Securities owned consist of corporate bonds, municipal bonds, and equity securities. Securities owned are classified as trading securities, with unrealized gains and losses included in earnings and realized gains and losses computed using the specific identification method. Substantially all the municipal bonds pertain to Kansas issues.

Securities classified as investment inventory are those held by the Company to be sold to its customers. Securities classified as company investments are those held by the Company for income and capital appreciation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment – Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes – The Company has elected to be taxed as a small business corporation under Subchapter S of the Internal Revenue Code. Under such provisions, the stockholders are taxed individually on their respective share of the Company's taxable income. The Company generally does not incur income taxes at the company level. As such, there is no tax provision recognized in the financial statements. It is customary for S corporations to make stockholder distributions to be used by stockholders to pay quarterly estimated taxes and annual year-end tax amounts. Such distributions are treated as a reduction of equity when paid.

Effective January 1, 2009, the Company adopted the new accounting requirements related to uncertain tax positions. The adoption of the new accounting method had no effect on the Company's financial statements. Previously, the Company had accounted for tax positions in accordance with guidance on accounting for contingencies. Currently, the Company recognizes the financial statement effects of a tax position only when it believes it can more likely than not sustain the position upon an examination by the relevant tax authority.

Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2006, 2007, and 2008.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events – Subsequent events have been evaluated through the date of the independent auditors' report.

3. DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing organization equal to the greater of $30,000 or various percentages of securities owned. There were deposits of $301,154 and $146,285 at December 31, 2009 and 2008, respectively.

4. SECURITIES OWNED

Securities owned consist of trading and investment securities at fair values, as follows:

	2009	2008
Investment inventory:		
Corporate bonds	$ 48,625	$ 185,168
Municipal bonds	263,002	481,679
Equity securities	159,591	198,136
	$ 471,218	$ 864,983
Company investments:		
Equity securities	$ 219,500	$ 198,544

5. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following:

	December 31		Estimated
	2009	2008	Useful Lives
Office furniture and fixtures	$ 74,082	$ 80,182	6 to 10 years
Computer equipment and software	22,536	53,850	3 to 6 years
	$ 96,618	$ 134,032	

Depreciation charged to income was $6,535 and $7,920 in 2009 and 2008, respectively.

6. LEASES

The Company leases equipment (through October 2012) under a long-term lease agreement that is classified as an operating lease. Future minimum lease payments for the operating lease as of December 31, 2009, are $3,600 for 2010 and 2011 and $3,000 for 2012. The Company also leases its current operating facility under a month-to-month agreement

Rental expense for all operating leases was $54,444 and $54,844 in 2009 and 2008, respectively.

7. NOTE AND MARGIN PAYABLE, CLEARING ORGANIZATION

The Company's municipal and corporate bond inventory is financed through Southwest Securities, the Company's clearing organization. Amounts payable on this note were $521,694 and $843,640 at December 31, 2009 and 2008, respectively. The note is secured by municipal and corporate bonds as well as equity securities with a market value of $690,718 and $1,063,527 at December 31, 2009 and 2008, respectively, and is due as the respective secured inventory is sold.

Interest expense is calculated daily on the inventory settlement date balance at the margin base rate (4.59% at December 31, 2009). Interest paid for 2009 and 2008 was $21,246 and $78,670, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. Participants may contribute from 1% to 15% of their compensation on a pre-tax basis. The Company contributes safe harbor contributions each pay period. The Company contributed $34,988 and $24,963, during the years ended December 31, 2009 and 2008, respectively.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value measurements apply to all assets and liabilities that are being measured and reported on a fair value basis. This requires disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 Inputs – Quoted prices in active markets for identical assets of liabilities. This includes securities owned consisting of corporate bonds, municipal bonds and equity securities.

Level 2 Inputs – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets of liabilities. This category includes cash surrender value of life insurance which uses a model and other assumptions to derive value.

Level 3 Inputs – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Cash Value of Life Insurance – These instruments are classified as level 3. The values are determined by the underwriting insurance company's valuation models and represent the guaranteed value the Company would receive upon surrender of the policies as of December 31, 2009 and 2008. These policies are held on key employees.

The following table sets forth the Company's financial assets and liabilities by level within the fair value hierarchy that were measured at fair value on a recurring basis.

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Fair Value
Assets as of December 31, 2009:				
Securities owned	$ 690,718	$ --	$ --	$ 690,718
Cash surrender value of life insurance		--	515,829	515,829
	$ 690,718	$ --	$ 515,829	$ 1,206,547
Assets as of December 31, 2008:				
Securities owned	$ 1,063,527	$ --	$ --	$ 1,063,527
Cash surrender value of life insurance			468,390	468,390
	$ 1,063,527	$ --	$ 468,390	$ 1,531,917

9. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Company's level 3 assets for the year ended December 31, 2009:

	Cash Value of Life Insurance
Balance, beginning of year	$ 468,390
Premiums paid	20,536
Contract gains	26,903
Balance, end of year	$ 515,829

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009 the Company had net capital and net capital requirements of $850,828 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .03 to 1. At December 31, 2008, the Company had net capital and net capital requirements of $715,520 and $100,000, respectively. The Company's aggregate indebtedness to net capital ratio was .07 to 1.

11. OFF-BALANCE SHEET RISK

The Company's commission revenue includes amounts resulting from customer transactions introduced through its clearing broker. The clearing broker assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing broker.

SUPPLEMENTARY INFORMATION


AGH

Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
Cooper Malone McClain, Inc.

We have audited the accompanying financial statements of Cooper Malone McClain, Inc. as of and for the years ended December 31, 2009 and 2008 and have issued our report thereon dated February 19, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Allen, Gibbs & Houlik, L.C.

February 19, 2010

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

COOPER MALONE MCCLAIN, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 1

December 31, 2009 and 2008

	2009	2008
Aggregate indebtedness:		
Payable:		
Clearing organization	$ 11,055	$ 8,715
Other liabilities	15,908	41,147
Total aggregate indebtedness	$ 26,963	$ 49,862
Net capital:		
Credit items:		
Common stock	$ 100,000	$ 100,000
Additional paid-in capital	350,157	350,157
Retained earnings	573,617	423,605
Total credit items	1,023,774	873,762
Deductions and charges:		
Receivables, employees and stockholders	4,321	6,153
Furniture and equipment, at cost, less accumulated depreciation	18,568	24,434
Other assets	22,185	20,029
Haircuts and undue concentration on securities owned	127,872	107,626
Total deductions and charges	172,946	158,242
Net capital	$ 850,828	$ 715,520
Capital requirements:		
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for non-clearing firm ($100,000)	$ 100,000	$ 100,000
Net capital in excess of requirements	750,828	615,520
	$ 850,828	$ 715,520
Ratio of aggregate indebtedness to net capital	.03 to 1	.07 to 1

There were no liabilities subordinated to the claim of general creditors at December 31, 2009 and 2008.

COOPER MALONE MCCLAIN, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

SCHEDULE 2

December 31, 2009 and 2008

	2009	2008
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008	$ 26,963	$ 49,862
Aggregate indebtedness as computed on Schedule 1	$ 26,963	$ 49,862
Net capital:		
Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2009 and 2008	$ 850,828	$ 715,520
Net capital as computed on Schedule 1	$ 850,828	$ 715,520



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008

WITH

INDEPENDENT AUDITORS' REPORT

COOPER MALONE MCCLAIN, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 AND 2008

WITH

INDEPENDENT AUDITORS' REPORT